UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DigitalGlobe, Inc.

File No. 001-34299 - CF#32923

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DigitalGlobe, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a multiple Forms 10-Q filed between November 5, 2010 and April 30, 2015 and Forms 10-K filed February 29, 2012 and February 26, 2013.

Based on representations by DigitalGlobe, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	November 5, 2010 as amended May 24, 2011	through September 1, 2025
10.3	10-Q	November 5, 2010 as amended May 24, 2011	through September 1, 2025
10.5.1	10-K	February 29, 2012	through September 1, 2025
10.5.2	10-K	February 29, 2012	through September 1, 2025
10.5.3	10-K	February 29, 2012	through September 1, 2025
10.5.4	10-K	February 29, 2012	through September 1, 2025
10.6.1	10-K	February 29, 2012	through September 1, 2025
10.45	10-Q	May 1, 2012	through September 1, 2025
10.5.5	10-K	February 26, 2013	through September 1, 2025
10.6.2	10-K	February 26, 2013	through September 1, 2025
10.5.6	10-Q	May 7, 2013	through September 1, 2025
10.6.3	10-Q	May 7, 2013	through September 1, 2025
10.5.7	10-Q	August 6, 2013	through September 1, 2025
10.6.4	10-Q	August 6, 2013	through September 1, 2025
10.1	10-Q	October 31, 2013	through September 1, 2025
10.5	10-Q	May 1, 2014	through September 1, 2025
10.5	10-Q	July 31, 2014	through September 1, 2025
10.4	10-Q	April 30, 2015	through September 1, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary